Publication of results of EU stress test of Danske Bank



July 23, 2010

Company Announcement No 17/2010

Publication of results of EU stress test of Danske Bank

The Committee of European Banking Supervisors (CEBS) included Danske Bank in the group of 91 European banks covered by the 2010 EU-wide stress testing exercise.

The stress test uses three distinct macroeconomic scenarios. The scenarios do not express the current or expected trend in the economy but are designed to assess the resilience of the European banking sector against an unexpected deterioration of macroeconomic conditions.

CEBS has set the limit for passing the test at a tier 1 capital ratio of 6%. In the most adverse scenario, Danske Bank's tier 1 capital ratio at the end of 2011 is calculated at 10.0% under the transitional rules of the Capital Requirements Directive (CRD). Under fully implemented CRD rules, Danske Bank's ratio is 12.1%. Consequently, Danske Bank by far exceeds the minimum requirement even in the most severe scenario.

For more details on the stress test, please see the attached documents. The results will also be available on www.danskebank.com/IR.

The result is closely in line with the result of the stress tests that Danske Bank itself prepares as part of its capital management. The Bank's stress test results were announced in Annual Report 2009 and Risk Management 2009.

"As expected, Danske Bank did well in the stress test since our tier 1 capital exceeds the CEBS limit by more than DKr40bn even in the most severe scenario," says Tonny Thierry Andersen, Chief Financial Officer of Danske Bank. The Bank plans to publish its interim report as scheduled on 10 August 2010.

Danske Bank A/S

Contact persons:
Tonny Thierry Andersen, Chief Financial Officer, tel.: +45 45 14 07 07 / +45 22 65 65 97
Anders Klinkby Madsen, Head of Press Relations, tel.: +45 45 14 57 95 / +45 25 10 19 19


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